UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-39734

Oriental Culture Holding LTD.

Room 1310, Tower B, Harbour View Building

Eastern District, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Oriental Culture Holding LTD, a Cayman Islands Company (the “Company”) held an Extraordinary General Meeting (the “Extraordinary Meeting”) of shareholders at 10:00am on November 28, 2025, local time, at 4F, Building 30, Phase 1, Jiangsu Software Park, Xuanwu District, Nanjing City, Jiangsu Province, China. A quorum was present at the meeting as required by the Third Amended and Restated Memorandum and Articles of Association of the Company. At the Extraordinary Meeting, the shareholders of the Company approved: (i) by an ordinary resolution of share consolidations of all the issued and outstanding and authorized and unissued ordinary shares of the Company (the “Ordinary Shares”) be consolidated with a corresponding increase in the par value of the Company’s Ordinary Shares, at any one time or multiple times during a period of up to two years after the date of the approval of the authorization of Share Consolidations by the shareholders of the Company, at the exact consolidation ratio and effective time as the Board of Directors of the Company (the “Board”) may determine from time to time in its absolute discretion provided that the accumulative consolidation ratio for all such share consolidation(s) (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 1:4,000 (the “Range”), to be determined by the Company’s Board in its discretion. The Board be authorized, at its absolute and sole discretion, to either (a) elect not to implement any Share Consolidation during a period of two years from the date of the approval of the authorization of Share Consolidations by the shareholders of the Company; or (b)  elect to implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of such Share Consolidation during a period of two years from the date of the approval of the authorization of Share Consolidations by the shareholders of the Company. The registered office provider is authorized to file the Share Consolidation based on these resolutions and board resolutions to be adopted in relation to such Share Consolidation. (the “Share Consolidations Proposal”), and (ii) in respect of any all fractional entitlements to the issued Ordinary Shares resulting from the Share Consolidations, no fractional Ordinary Shares be issued in connection with any of the Share Consolidations; if a shareholder is entitled to receive a fractional Ordinary Share upon a Share Consolidation, the total number of Ordinary Shares to be received by such shareholder be rounded up to the next whole Ordinary Share. (Fractional Share Arrangement).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Oriental Culture Holding LTD

Date: December 3, 2025	By:	/s/ Yi Shao
	Name:	Yi Shao
	Title:	Chief Executive Officer

2